December 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:          Midland States Bancorp, Inc.

Request for Acceleration of Effectiveness of Form S-4

SEC File No. 333-234593 (as amended, the “Registration Statement”)

Dear Sir or Madam:

Midland States Bancorp, Inc. hereby requests that the Registration Statement be declared effective under the Securities Act of 1933, as amended, at 9:00 a.m., Eastern Standard Time, or as soon as practicable thereafter, on Monday, December 9, 2019.

The staff should feel free to contact Bill Fay of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7470 with any questions or comments.

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Very truly yours,

Midland States Bancorp, Inc.

By:	/s/ Douglas J. Tucker
Douglas J. Tucker
Senior Vice President and Corporate Counsel